Exhibit 99.1

Joint Press Release
Acergy and Subsea 7 Agree to Combine

Creating a global leader in seabed-to-surface engineering
and construction

June 21, 2010 – Acergy S.A. (“Acergy”) (NASDAQ-GS: ACGY; Oslo Stock Exchange: ACY) and Subsea 7 Inc. (“Subsea 7”) (Oslo Stock Exchange: SUB) today announced that their Boards of Directors have agreed to combine the two companies.  The transaction will create a combined entity with:

•	A market value of $5.4 billion¹ and a global organisation of 12,000 people

•	The capability and resources to address the worldwide growth in size and complexity of subsea projects

•	Enhanced local presence in all major offshore oil and gas regions

•	The full spectrum of subsea services – SURF, Conventional and Life-of-Field, a high-end diversified fleet and extensive fabrication and onshore facilities

•	Expected annual synergies of at least $100 million

•	A backlog of $5.3 billion² with a complementary mix by contract type and geographical region as at May 31, 2010

Combination structure and terms

•	The combination is based on an agreed ratio between the equity value of Acergy and Subsea 7 of 54:46 (Acergy:Subsea 7)

•	Subsea 7’s shareholders to receive 1.065 Acergy common shares for every Subsea 7 common share

•	The Board will have a majority of independent directors and be chaired by Subsea 7’s current Chairman, Kristian Siem

•
The new entity, to be named Subsea 7, will be led by a highly experienced executive management team comprising: Chief Executive Officer, Jean Cahuzac; Chief Operating Officer, John Evans; and Chief Financial Officer, Simon Crowe

•	Completion is anticipated towards the end of this year or the first quarter of 2011, subject to shareholder approval, regulatory approvals and other customary completion conditions

•	The Board of Directors of both companies have unanimously agreed to recommend the combination to their respective shareholders

_________________________
1 Based on Acergy share price of NOK 100.60 as at June 18, 2010, the last trading day prior to this announcement, 184,120,327 outstanding Acergy common shares and 156,843,242 new Acergy common shares, and a NOK-USD exchange rate of 6.3543.
2 As at May 31, 2010 – combined backlog of $5.3 billion, comprised of $2.7 billion for Acergy (including share of Sapura Acergy) and $2.6 billion for Subsea 7.

Transaction background

Both Boards believe that the combined entity will be better able to meet the growing size and technical complexity of subsea projects, driven by the demand to access ever more remote reserves in increasingly harsh environments.  The combination will create a global leader in seabed-to-surface engineering and construction able to provide clients a step-change in service offering. This includes engineering, procurement, installation and commissioning services for Subsea Umbilical, Riser and Flowline projects (SURF), Conventional field development and Life-of-Field services (including Inspection, Repair and Maintenance, Survey and Decommissioning).

The new entity will provide access to a high-end, well diversified fleet, comprising in aggregate 43 vessels that will allow more flexibility to optimise fleet schedules. It will also be able to offer clients a greater depth of project management, engineering, technical expertise and high-value technologies.  The excellent strategic fit of the different strengths of each company positions the new company to deliver enhanced long-term value for all stakeholders.

Based on preliminary analyses, annual synergies of at least $100 million are expected to be realised within three years of completion from overhead and operating cost savings, more efficient supply chain management and the benefits of an enlarged global fleet.

Based upon closing prices for each company's ordinary shares as of June 18, 2010, the market capitalisation of the combined entity is approximately $5.4 billion.  The combination of the two current businesses is expected to result in a company with a combined backlog of $5.3 billion as at May 31, 2010, a global organisation of 12,000 people and an enhanced local presence in all major offshore oil and gas regions.

The combined entity will have a nine member Board and comprise a majority of independent directors. Acergy and Subsea 7 will initially each nominate four Directors to the new Board. Kristian Siem, currently Subsea 7’s Chairman, will serve as Chairman of the Board of Directors and Sir Peter Mason, KBE, currently Chairman of Acergy, will be the Senior Independent Director.  Subsea 7’s current CEO Mel Fitzgerald will be a Director of the combined entity. The ninth member of the Board will be selected by the Chairman of Subsea 7 and Chairman of Acergy, and appointed to the Board upon completion.

The new entity, to be named Subsea 7, will be led by a highly experienced Executive Management team comprising: Chief Executive Officer and Director, Jean Cahuzac; Chief Operating Officer, John Evans; and Chief Financial Officer, Simon Crowe.  It will trade on the NASDAQ Global Select Market and the Oslo Stock Exchange.

Commenting on the agreement, Subsea 7 Chairman, Kristian Siem said “The combination is an excellent strategic fit, with industry fundamentals strongly supporting the logic of the combination.  The size of the combined company will be in harmony with the size of the projects we perform for our clients.  It also aligns perfectly with our strategy of providing high-quality subsea engineering and construction services for our clients whilst providing increased value for all our shareholders.  The combined entity will be well positioned to take advantage of future growth opportunities in the subsea market globally.”

Acergy Chairman, Sir Peter Mason KBE said “This combination is an exciting opportunity for our shareholders, our clients and our people.  The combined entity will have a stronger balance sheet, enabling efficiencies of scale and capital deployment.  The enhanced operational capability will produce significant benefits for our clients and provide substantial growth opportunities for our people, which is expected in turn to deliver greater value creation for our shareholders.”

Value creation for clients and employees

The combination will create a global leader in seabed-to-surface engineering and construction with a presence in all major offshore oil and gas regions and the ability to deliver the next generation of complex subsea projects. The combined entity is expected to deliver a step-change in service provision for existing and new clients.

In addition, the combination will bring together two existing high quality workforces to create a single best-in-class team with a common culture and values.  Both Acergy’s and Subsea 7’s existing management teams believe that employees will benefit from great opportunities within the combined entity.

Commenting on the combination, Acergy’s Chief Executive Officer, Jean Cahuzac said “This combination will create a global leader in seabed-to-surface engineering and construction that can secure and deliver offshore projects of the size and complexity that will emerge in the coming decade.  The success of this combination is underpinned by the shared values we each have in safety and excellence; and a desire to achieve our common objective of creating a leader in the seabed-to-surface engineering and construction industry.”

Subsea 7’s Chief Executive Officer, Mel Fitzgerald said “The combination with Acergy is an excellent strategic fit for both companies, their people and clients.  We believe that the combination of Acergy’s and Subsea 7’s people along with a diverse and highly complementary fleet, will provide a great vehicle for creation of additional client and shareholder value.  This coming together is a tremendous opportunity for personal and professional development for Subsea 7 and Acergy employees.”

Terms and timetable

The combination will be effected through a scheme of arrangement in the Cayman Islands where Subsea 7 is incorporated, under which Subsea 7 shareholders will receive new shares in Acergy.  The Boards of Directors of Acergy and Subsea 7 have agreed an exchange ratio whereby each Subsea 7 shareholder will receive 1.065 Acergy shares for every Subsea 7 share it owns.  As a result, Acergy will issue approximately 156.8 million new common shares to Subsea 7’s shareholders. Following completion, Subsea 7’s shareholders will, in aggregate, hold 46% ownership in the new company based on the number of shares currently outstanding.  The issue of new Acergy common shares will be extended to any new Subsea 7 shares that are issued upon conversion or exercise of options and / or bonds prior to closing.

Siem Industries Inc. has entered into a Relationship Agreement with Subsea 7 and Acergy which commits Siem Industries Inc., representing approximately 20%³ of the combined entity’s outstanding common shares, to vote irrevocably in favour of the resolutions to approve the combination, except in certain limited circumstances (including an alternative proposal for Subsea 7 or Acergy). The Relationship Agreement also restricts Siem Industries Inc. from increasing its shareholding such that it would be above 24.9% in the combined entity for a thirty month period from the date of the agreement, except in certain circumstances, and from selling more than 20% of its shares in the six month period following completion. Siem Industries Inc. will have the right to appoint two directors if its holding is greater than 80% of its post completion voting interest of the combined entity and one director if its holding is at least 10% of the total voting interest in the combined entity.

Subsea 7 holds 1,094,004 common shares and ADRs in Acergy, representing 0.6% of the current number of outstanding common shares in Acergy (excluding treasury shares). These shares will become treasury shares following completion of the combination and the number of shares outstanding of the combined entity after the transaction will be approximately 339.9 million shares.

The terms of the combination provide for the payment by Acergy or Subsea 7 of a $50 million termination fee to the other if Acergy or Subsea 7 terminates the combination agreement to accept a superior proposal or in certain other circumstances.

Completion is anticipated towards the end of this year or the first quarter of 2011. The combination is subject to Acergy and Subsea 7 shareholder approvals, regulatory approvals and certain other customary closing conditions.

Advisers

Citi, Deutsche Bank and DnB NOR Markets are acting as financial advisers to Subsea 7. Rothschild is acting as financial adviser to Acergy

_________________________
3 Based on a holding of 65,247,545 shares in Subsea 7 as at May 18, 2010.

Combination presentation details

A joint presentation on the proposed combination followed by a Q&A will be hosted by Subsea 7’s Chairman, Kristian Siem, Acergy’s Chairman, Sir Peter Mason KBE, Acergy’s CEO, Jean Cahuzac, and Subsea 7’s CEO, Mel Fitzgerald at 15.00 CET (14.00 UK time) today, June 21, 2010.

The conference call details for this presentation are below. Lines will open 30 minutes prior to the call. Attendees are advised to call 10-15 minutes before the start to ensure registration and access.

A copy of the presentation for use during this conference call can be found on the internet at www.Acergy-group.com and www.Subsea7.com.

Conference Call Information			Replay Facility Details
Lines will open 30 minutes prior to conference call.			A replay facility will be available for the following period:

Date:	Monday June 21, 2010		Date:	Monday June 21, 2010
Time:	14:00 UK Time		Time:	16:00 UK Time

Conference Dial In Numbers:			Date:	Sunday July 4, 2010
UK	:	0800 694 0257	Time:	14:00 UK Time
USA	:	1 866 966 9439
France	:	0805 632 056	Conference Replay Dial In Number:
Norway	:	8001 9414
Germany	:	0800 101 4960

International Dial In:		+44 (0) 1452 555 566	International Dial In:	+44 (0) 1452 550 000

Passcode:	83268806		Passcode:	83268806#

About Acergy

Acergy is a seabed-to-surface engineering and construction contractor to the offshore oil and gas industry worldwide. It provides integrated services and plans, designs and delivers complex projects in harsh and challenging environments.

For more information about Acergy, please visit www.Acergy.com.

About Subsea 7

Subsea 7 is one of the world’s leading subsea engineering and construction companies with a focus on the high-tech and high-value SURF and Life-of-Field markets.  Subsea 7 is respected globally for its project management and engineering capability and excellent project execution, while retaining a strong focus on safety.

For more information about Subsea 7, please visit www.Subsea 7.com.

DISCLAIMER

This announcement is an advertisement, is provided for information purposes only and is not intended to and does not constitute or form any part of any offer or invitation to subscribe for or purchase any securities or the solicitation of any offer to subscribe for, purchase, or otherwise acquire any securities in any jurisdiction.  Accordingly this announcement cannot be relied upon when making any decision in relation to any investment contract or any right attaching to any investment.

A prospectus in relation to Acergy shares to be published by Acergy and a circular to be distributed by Subsea 7, will give further details of the combination and the scheme of arrangement.  This announcement does not constitute an offering circular or prospectus or a prospectus equivalent document in connection with an offering of securities of any company.  Shareholders of Acergy and Subsea 7 are advised to read carefully the prospectus to be published by Acergy and the circular to be distributed by Subsea 7, respectively, and should base any investment decision in relation to the transaction described in this announcement solely on the information contained in the prospectus or circular (as appropriate).

Neither the content of Acergy’s website, Subsea 7’s website nor any other website accessible by hyperlinks on Acergy’s website or Subsea 7’s website is incorporated in, or forms part of, this announcement.

Forward-Looking Statements:

Any statements in this announcement that are based on current or past share prices of Acergy or Subsea 7 cannot be relied on as a guide to the future performance of either Acergy, Subsea 7 or any combined entity formed following completion of the transaction described in this announcement.

Certain statements contained in this communication may include “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934.  These statements may be identified by the use of words like “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “project,” “will,” “should,” “seek,” and similar expressions.  These statements include, but are not limited to, statements as to the expected completion and benefits of the proposed combination transaction. The forward-looking statements reflect the current views and assumptions of Subsea 7 and Acergy and are subject to risks and uncertainties.  The following factors, and others which are discussed in Acergy’s public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from the forward-looking statements: actions by regulatory authorities or other third parties; unanticipated costs and difficulties related to the integration of our two businesses and our ability to achieve benefits there from; unanticipated delays, costs and difficulties related to the combination transaction, including satisfaction of closing conditions; our ability to recover costs on significant projects; the general economic conditions and competition in the markets and businesses in which we operate; our relationship with significant clients; the outcome of legal proceedings or governmental enquiries; uncertainties inherent in operating internationally; the timely delivery of ships on order and the timely completion of ship conversion programmes; the impact of laws and regulations; and operating hazards, including spills and environmental damage.  Many of these factors are beyond our ability to control or predict.  Given these factors, you should not place undue reliance on the forward-looking statements.  Neither Subsea 7 nor Acergy undertakes any obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, except as may be required by applicable securities laws.

This communication does not constitute an offer to purchase, sell, or exchange or the solicitation of an offer to sell, purchase, or exchange any securities of Subsea 7 or Acergy.

Contacts:
Acergy
Karen Menzel	+44 (0)20 8210 5568 (Analysts and Media)

Or

Subsea 7
Barry Mahon	+44 (0) 1224 526147 (Analysts)
Jackie Doyle	+44 (0) 7880 700044 (Media)